FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media Information

3 April 2006

                   BG GROUP TRADING UPDATE FIRST QUARTER 2006

BG Group has traded ahead of market expectations in the first quarter of 2006, due to the strong performance of its LNG business.

The LNG business segment is expected to report a first quarter operating profit of not less than GBP130 million. The LNG shipping and marketing business managed 40 cargoes in the quarter of which approximately two thirds were sold into markets outside of the USA. This is due to very strong seasonal demand and higher realized prices in Japan and Europe.

The Group's E&P, T&D and Power businesses have, together, traded broadly in line with market expectations.

BG Group's first quarter results will be announced on 3 May 2006.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005.

Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

Enquiries:

Communications                                              +44 (0) 118 929 3717

Out of hours media mobile:                                  +44 (0) 791 718 5707

Investor Relations Chris Lloyd/Helen Parris/
Kate Bingham                                                +44 (0) 118 929 3025

Website: www.bg-group.com

                                    - ends -


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 03 April 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary